EXHIBIT 99.1

Equinox Gold Provides 2021 Guidance and Outlines Ambitious Growth and Investment Plans

All dollar amounts are expressed in US$

VANCOUVER, BC, Feb. 9, 2021 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) ("Equinox Gold" or the "Company") today announces 2021 production guidance of 600,000 to 665,000 ounces of gold, a 33% increase over 2020 production of 477,200 ounces of gold. Cost guidance includes cash costs1 of $940 to $1,000 per ounce of gold sold and all-in-sustaining costs1 ("AISC") of $1,190 to $1,275 per ounce of gold sold. The Company is hosting a virtual investor reception and corporate update today commencing at 7:00 am PT (10:00 am ET). Further details are provided at the end of this news release.

"2021 represents a year of investment for Equinox Gold as we direct our strong operating cash flow to our existing portfolio of mines and growth projects," said Christian Milau, CEO of Equinox Gold. "These investments in 2021 will set the foundation for lower-cost production, longer-life mines and substantial near-term production growth with an increase to approximately 900,000 ounces of gold at significantly lower costs in 2022 and approximately one million ounces of gold from 2023.

"All-in-sustaining costs in 2021 include stripping campaigns at Los Filos, Mesquite and Aurizona to access higher-grade ore, which will increase production and reduce costs in the second half of the year. Growth capital includes the Los Filos expansion projects, a significant pit expansion at RDM and completion of construction at Santa Luz. The Company is also undertaking an aggressive exploration program focused on mine life extension and reserve replacement.

"We also look forward to completing the acquisition of Premier Gold Mines this quarter and integrating the producing Mercedes Mine and construction-ready, multi-million-ounce Hardrock project into our portfolio and plans. Our share of production from Hardrock would further reduce our costs per ounce produced and boost production by more than 200,000 ounces annually starting in 2024."

2021 Guidance and Outlook

	Production (ounces)	Cash Costs[1] ($/ounce)	AISC[1,2] ($/ounce)	Sustaining Capital[1]	Non-sustaining Capital[1]
Mexico
Los Filos	170,000 - 190,000	$1,125 - $1,200	$1,330 - $1,390	$38 M	$95M
USA
Mesquite	130,000 - 140,000	$925 - $975	$1,275 - $1,325	$48 M	$9 M
Castle Mountain	30,000 - 40,000	$725 - $775	$1,100 - $1,150	$14 M	$10 M
Brazil
Aurizona	120,000 - 130,000	$720 - $770	$1,075 - $1,125	$46 M	$4 M
Fazenda	60,000 - 65,000	$820 - $870	$1,075 - $1,125	$15 M	$2 M
RDM	55,000 - 60,000	$1,000 - $1,050	$1,175 - $1,225	$10 M	$35 M
Pilar	35,000 - 40,000	$1,200 - $1,300	$1,400 - $1,500	$7 M	-
Santa Luz					$94 M
Total – Mines	600,000 - 665,000	$940 - $1,000	$1,190 - $1,275	$178 M	$249 M
_________________________
[1] Mine cash cost per oz sold, AISC per oz sold, sustaining capital and non-sustaining capital are non-IFRS measures. See Cautionary Notes.
[2] Exchange rates used to forecast 2021 AISC include a rate of BRL 4.75 to USD 1 and MXN 20.0 to USD 1.

Consolidated gold production is expected to increase each quarter during the year, with approximately 30% of 2021 production occurring in Q4 as the mines access higher-grade ore at both Los Filos and Mesquite.

Overall cash costs for 2021 reflect an assumption of strengthened local currencies and slightly increased fuel and other consumable costs, as well as lower grades mined at Los Filos as the Guadalupe stripping program and Bermejal underground development are advanced through the year. AISC for 2021 includes important sustaining investment at the Los Filos, Mesquite and Aurizona mines. The Company is also undertaking a number of growth projects this year including constructing the Santa Luz mine, advancing expansion projects at the Los Filos mine, completing a pit expansion at the RDM mine and undertaking exploration focused on mine life extensions at Mesquite, Los Filos, Aurizona and Fazenda.

Guidance will be updated to include the Mercedes mine and Hardrock project following completion of the proposed acquisition of Premier Gold Mines, which is expected to close in March subject to all necessary securityholder and regulatory approvals. The Company may revise guidance during the year to reflect changes to expected results.

Los Filos Gold Mine, Mexico

The Los Filos gold mine in Guerrero State, Mexico currently comprises two open pits (Los Filos and Bermejal), one underground mine (Los Filos) and secondary recovery from previously leached ores. Expansion projects are underway to increase annual production and extend the mine life including the addition of the Guadalupe open pit, the Bermejal underground mine and plans for construction of a new carbon-in-leach ("CIL") plant to operate concurrently with the existing heap leach operation. An updated feasibility study and technical report is expected to be complete in the first half of 2021 ("H1 2021").

Los Filos production for 2021 is estimated at 170,000 to 190,000 ounces of gold, with production weighted 60% toward the second half ("H2") of the year. Production will gradually increase during Q1 2021 as mining activities and leaching ramp up following the recent December restart of operations, and increase quarter over quarter as development activities provide access to higher-grade ore from the Guadalupe open pit by mid-year and the Bermejal underground deposit in the H2 2021, both of which were deferred to 2021 due to the government-mandated suspensions during Q2 2020 due to COVID-19 and a community blockade from September through December. Costs are expected to decrease over the year as production increases and are anticipated to decrease further in future years as mine expansion is completed and grades increase. Los Filos cost guidance for 2021 is estimated at cash costs of $1,125 to $1,200 per ounce sold, with AISC of $1,330 to $1,390 per ounce sold. AISC is expected to trend below $1,000 per ounce as the expansion is completed.

Capital investments at Los Filos during 2021 will support significant production growth from 2022 and mine life extension. The Company has planned a total sustaining and non-sustaining capital spend of $133 million at Los Filos for the year. AISC at Los Filos in 2021 includes $38 million of sustaining capital, with $13 million allocated for fleet refurbishment and processing equipment, $9 million for development at the Los Filos underground mine and $13 million for capitalized stripping of the Los Filos and Guadalupe open pits.

Non-sustaining growth capital of $95 million relates to the expansion projects and was in part deferred from 2020, including $48 million for Bermejal underground development, $10 million for pre-stripping of the Guadalupe open pit and $25 million for fleet rebuilds and new equipment. In addition, $5 million relates to exploration for extension of the Los Filos underground mine life and $6 million is for expansion of heap leach processing capabilities. Guidance does not include capital for construction of the CIL plant, which could commence in H2 2021.

Mesquite Gold Mine, USA

Mesquite production for 2021 is estimated at 130,000 to 140,000 ounces of gold, heavily backend weighted with approximately 40% of production coming in Q4 2021, with cash costs of $925 to $975 per ounce and AISC of $1,275 to $1,325 per ounce.

AISC at Mesquite in 2021 includes sustaining capital of $48 million related primarily to a $30 million stripping program to access the higher-grade, oxide Brownie deposit, which will contribute significantly to production beginning in H2 2021 and continuing throughout 2022. As a result, AISC is substantially lower in H2 2021. In addition, the Company has planned $10 million for leach pad expansion and $6 million for mining and processing equipment. The truck fleet is being renewed with the addition of 10 new CAT 793 haul trucks via a $43 million lease. This investment in a new fleet will support operations for a substantially longer mine life than contemplated when the Company acquired Mesquite in 2018 and will reduce costs over the life of mine.

Exploration success since acquiring Mesquite has extended the expected mine life by more than three years and further mine life extension remains a focus in 2021. Non-sustaining growth capital of $9 million is allocated entirely to exploration focused on resource growth in the Brownie, Vista East and Rainbow deposits as well as reserve replacement.

Castle Mountain Gold Mine, USA

Castle Mountain production for 2021 is estimated at 30,000 to 40,000 ounces of gold with cash costs of $725 to $775 per ounce and AISC of $1,100 to $1,150 per ounce.

AISC at Castle Mountain is temporarily elevated in 2021 as it includes sustaining capital of $14 million primarily comprising $9 million for a leach pad expansion that will accommodate the entirety of Phase 1 operations and $3 million for plant optimization.

Equinox Gold is finalizing a feasibility study for a proposed expansion of Castle Mountain, which is expected to increase average production to more than 200,000 ounces of gold annually. The feasibility study and technical report is expected to be complete in H1 2021. Non-sustaining growth capital at Castle Mountain in 2021 of $10 million includes $7 million to complete the feasibility study and commence permitting for the expansion, $2 million to construct an assay lab on site and $1 million for exploration.

Aurizona Gold Mine, Brazil

Aurizona production for 2021 is estimated at 120,000 to 130,000 ounces of gold with cash costs of $720 to $770 per ounce and AISC of $1,075 to $1,125 per ounce.  Mining costs increase slightly in 2021 due to an increase in the proportion of fresh rock from 14% to 23% of ore mined, as well as an increase in the cost for consumables and the assumption that the Brazil Real will strengthen in 2021.

AISC at Aurizona in 2021 includes sustaining capital of $46 million allocated primarily to $27 million in capitalized waste stripping, including eight million tonnes deferred from 2020, and $15 million to increase capacity of the tailings storage facility. Non-sustaining growth capital at Aurizona of $4 million is directed to exploration, land purchases and completion of the Piaba underground prefeasibility study.

Fazenda Gold Mine, Brazil

Fazenda production for 2021 is estimated at 60,000 to 65,000 ounces of gold with cash costs of $820 to $870 per ounce and AISC of $1,075 to $1,125 per ounce.

AISC at Fazenda in 2021 includes sustaining capital of $15 million allocated primarily to $8 million for underground development and equipment and $4 million in open-pit waste stripping. Non-sustaining growth capital of $2 million relates to exploration.

RDM Gold Mine, Brazil

RDM production for 2021 is estimated at 55,000 to 60,000 ounces of gold with cash costs of $1,000 to $1,050 per ounce and AISC of $1,175 to $1,225 per ounce.

AISC at RDM in 2021 includes $10 million of sustaining capital of which $6 million relates to increasing capacity of the tailings storage facility, with $2 million for equipment and $2 million for buildings and infrastructure. Non-sustaining growth capital of $35 million relates entirely to capitalized stripping for a pushback of the open-pit, providing lower strip access to the ore body in future years.

Pilar Gold Mine, Brazil

Pilar production for 2021 is estimated at 35,000 to 40,000 ounces of gold with cash costs of $1,200 to $1,300 per ounce and AISC of $1,400 to $1,500 per ounce.

AISC at Pilar in 2021 includes sustaining capital of $7 million for underground development. The Company has not allocated any non-sustaining capital to Pilar during 2021.

Santa Luz Gold Project, Brazil

Equinox Gold commenced full-scale construction of Santa Luz on November 9, 2020. Of the total $103 million construction budget, the Company has budgeted $94 million in construction and mine development capital in 2021. Open-pit stripping is expected to begin in Q1 2021 with processing infrastructure expected to be finished by the end of 2021 and first gold pour targeted for Q1 2022.

The Company completed a feasibility study for Santa Luz in November 2020 outlining the design of an open-pit mine producing 903,000 ounces of gold over an initial 9.5-year mine life with average annual production of 110,500 ounces of gold for the first five years. At $1,600 per ounce gold, the mine has an after-tax net present value (discounted at 5%) of $362 million and an after-tax internal rate of return of 67%.

Exploration and Corporate Costs

The Company plans an exploration spend of $37 million for 2021, all regarded as non-sustaining in nature, of which $17 million is included in non-sustaining capital guidance above with the remainder to be expensed during the year. Exploration will focus on mine life extension at the shorter-life mines, with approximately $9 million (63,000 metres) planned for Mesquite and $7 million (49,000 metres) for Aurizona and district. The Company will also invest $10 million (111,000 metres) to explore the Fazenda-Santa Luz district, a 70-km-long greenstone belt that hosts both the Fazenda and Santa Luz mines. Many of the Company's targets in this highly prospective geological trend, and in the Aurizona greenfield properties, have never been drill tested before, presenting the opportunity to identify new projects for the Company's growth pipeline.

Corporate costs for 2021 are expected to be approximately $25 million or $39 per ounce of gold sold using the mid-range of production guidance, which includes savings of more than $7 million from Leagold merger synergies. Corporate costs are not included in cash cost or AISC guidance and exclude discretionary equity-linked compensation.

Mineral Reserves and Resources

Equinox Gold will provide an update of Mineral Reserves and Mineral Resources in mid-2021.

Investor Reception and Corporate Update

Equinox Gold's Chairman, Ross Beaty, will host a virtual investor reception commencing at 7:00 am PT (10:00 am ET) today, including a corporate update on activities underway at the Company's projects. Christian Milau, the Company's CEO, will also discuss Equinox Gold's long-term strategy and upcoming milestones.

The investor reception will be held via webcast so that all participants have the opportunity to see the presentation slides and ask questions of Ross Beaty, Christian Milau and Equinox Gold's executive team. Investors without internet access can listen to the presentation and ask questions by joining the conference call.

Reception details

Webcast
www.equinoxgold.com

Conference call
Toll-free in U.S. and Canada: 1-800-319-4610
International callers: +1 604-638-5340

The webcast will be archived on Equinox Gold's website until August 9, 2021.

Qualified Persons

Doug Reddy, P.Geo., Equinox Gold's COO, and Scott Heffernan, MSc, P.Geo., Equinox Gold's EVP Exploration, are the Qualified Persons under National Instrument 43-101 for Equinox Gold and have reviewed and approved the technical content of this news release.

About Equinox Gold

Equinox Gold is a Canadian mining company with seven operating gold mines and construction underway at an eighth site, a multi-million-ounce gold reserve base and a clear path to achieve one million ounces of annual gold production from a pipeline of development and expansion projects. Equinox Gold operates entirely in the Americas, with two properties in the United States, one in Mexico and five in Brazil. Equinox Gold's common shares are listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

Cautionary Notes and Forward-looking Statements

Non-IFRS Measures

This news release refers to cash costs per ounce, all-in sustaining costs per ounce sold, sustaining capital and non-sustaining capital,  which are measures with no standardized meaning under International Financial Reporting Standards ("IFRS") and may not be comparable to similar measures presented by other companies. Its measurement and presentation is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Non-IFRS measures are widely used in the mining industry as measurements of performance and the Company believes that they provide further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. Refer to the "Non-IFRS Measures" section of the Company's Management's Discussion and Analysis for the period ended September 30, 2020, for a more detailed discussion of this non-IFRS measure and its calculation.

AISC per Ounce Sold

AISC per gold ounce sold is a non-IFRS measure based on guidance announced by the World Gold Council ("WGC") in September 2013 and updated in November 2018. The WGC is a non-profit association of the world's leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements. The WGC has worked with its member companies to develop a measure that expands on IFRS measures such as operating expenses and non-IFRS measures to provide visibility into the economics of a gold mining Company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. The Company believes the AISC measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. Combined AISC does not include corporate G&A.

Forward-looking Statements

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information. Forward-looking statements and forward-looking information in this news release relate to, among other things: the Company's ability to successfully complete the Premier acquisition and achieve the benefits contemplated in the transaction; the Company's ability to successfully advance and achieve production at Santa Luz; the strategic vision for the Company and expectations regarding exploration potential, production capabilities and future financial or operating performance; and the Company's ability to successfully advance its growth and development projects, including the Hardrock project and the expansion at Los Filos. Forward-looking statements or information generally identified by the use of the words "will", "targeted",  "target", "clear path", "underway", "expected", "anticipated", "planned" and similar expressions and phrases or statements that certain actions, events or results "may", "could", "would" or "should", or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and information on the Company's current expectations and projections about future events and these assumptions include: the consummation and timing of the Premier acquisition; the strengths, characteristics and potential of Equinox Gold following the Premier acquisition; Equinox Gold's ability to achieve its production, cost and development expectations for its respective operations and projects; prices for gold remaining as estimated; currency exchange rates remaining as estimated; construction and development at Santa Luz, Los Filos and Hardrock being completed and performed in accordance with current expectations; exploration programs achieving the expected mine life extension and mineral reserve replacement; tonnage of ore to be mined and processed; ore grades and recoveries; availability of funds for the Company's projects and future cash requirements; capital, decommissioning and reclamation estimates; Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; prices for energy inputs, labour, materials, supplies and services; no labour-related disruptions and no unplanned delays or interruptions in scheduled construction, development and production, including by blockade; all necessary permits, licenses and regulatory approvals are received in a timely manner; and the Company's ability to comply with environmental, health and safety laws. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release.

The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; legal restrictions relating to mining including those imposed in connection with COVID-19; risks relating to expropriation; increased competition in the mining industry; and those factors identified in the Company's MD&A dated February 28, 2020 and its Annual Information Form dated May 13, 2020, both of which relate to the year-ended December 31, 2019, and in the Company's MD&A dated November 5, 2020 for the three and nine months ended September 30, 2020, all of which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this news release are expressly qualified in their entirety by this cautionary statement.

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SOURCE Equinox Gold Corp.

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For further information: Equinox Gold Contacts: Christian Milau, Chief Executive Officer; Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 07:00e 09-FEB-21